Cumulative Supplement No. 3 to Prospectus dated July 10, 2000, as amended August 14, 2000



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      This cumulative supplement contains information that supplements and updates our prospectus dated July 10, 2000, as amended August 14, 2000. Since it contains only the most recent developments, this cumulative supplement should be read in conjunction with such amended prospectus.
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Company Overview

FX Energy is an independent oil and natural gas company focused on exploration, development and production opportunities in the Republic of Poland. With the help of our partners, we were the first western company to make an onshore commercial natural gas discovery in Poland. We hold rights to more oil and natural gas exploration acreage in Poland than any other western company. Our ongoing activities are conducted through strategic alliances with the Polish Oil and Gas Company Gas Company ("POGC") and/or Apache Corporation. These alliances allow us to utilize the operating and technical personnel of those companies, gain access to geological and geophysical data, manage our exploration risk and obtain other necessary support in Poland.

   Business Strategy

We have modified our business strategy significantly this year to capitalize on our participation with POGC in the Fences project. The principal components of our business strategy are:

     o Apply Technical and Financial Leverage. POGC has developed exploration models based on 3-D seismic, which have been refined since the mid-1990s for use in the Rotliegendes and Reef trends in Western Poland. We are using these successful models to explore and develop our Fences project area without incurring the cost of developing those models. In addition, we believe the Fences project is well suited to debt funding. Accordingly, we are seeking to fund the majority of development costs in the Fences project with debt, although we currently have no debt facility in place.

     o Reduce Our Exploration Risk Profile. Historically, we have managed exploration risk by limiting capital exposure. Now, we are managing our exploration risk by focusing on known producing trends. The Fences project area represents a lower risk drilling opportunity because of its production history and because we will be able to use successful exploration models developed by POGC for this area.

     o Focus on Poland. We believe Poland is attractive because of its known productive basins, their limited oil and natural gas exploration and development and Poland's heavy dependence on oil and natural gas imports. Poland's industrial infrastructure and fiscal regime favorable to foreign investment reinforce the attractiveness of Poland.


    The date of this cumulative prospectus supplement is September 27, 2000.

   Operations Overview

Our principal exploration and development activities are with POGC in the Permian Basin of western Poland. In and near the Fences area, POGC has developed and refined two exploration models: one that we have used successfully in the Rotliegendes trend associated with the Poznan Depression and another that POGC has used successfully in the Reef trend associated with the Wolsztyn Block. POGC has developed six natural gas fields in the Reef trend immediately west of the Fences project area with aggregate estimated recoverable natural gas reserves of approximately 800 Bcf. In addition, POGC has developed four natural gas fields in the Rotliegendes trend in or near the Fences project area with aggregate estimated recoverable natural gas reserves of more than 500 Bcf. We will apply these two exploration models to test several 3-D defined structures on those portions of the Rotliegendes and Reef trends located in the Fences project area.

The Kleka 11, our first well in the Fences project area, discovered the Kleka East reservoir and brings the number of fields in the Rotliegendes trend to five. The Kleka 11 well tested at a calculated gross open flow rate of 34.3 MMcf of natural gas per day from a reservoir in the Rotliegendes trend at a depth of approximately 3,000 meters. We currently are negotiating a natural gas sales contract. We plan to complete a five-kilometer pipeline connection and commence delivery of natural gas into existing processing facilities by late 2000.

In the Fences area we plan to acquire approximately 300 square kilometers of 3-D seismic data and drill 13 wells, including the just completed Kleka 11, through the first half of 2002. We estimate the cost of such activities to be approximately $44.5 million gross ($30.0 million net), which we plan to fund primarily with debt financing. Under this plan, we have already successfully completed the Kleka 11 well (August 2000) and started drilling the Mieszkow well (September 2000). We have also started field acquisition on 200 square kilometers of 3-D seismic (August 2000).

We also conduct oil and natural gas exploration activities with Apache in other areas of Poland. Under the Apache Exploration Program, we completed seismic acquisition in the Pomeranian project area in northwestern Poland and have selected a location for the first well, the Tuchola 108-2. The Tuchola 108-2 will begin drilling in October 2000, and is expected to test an approximately 15,000 acre feature with Devonian and Permian objectives. In the Warsaw West project area in central Poland, the first test well on the Annapol prospect is also scheduled later this year. In addition to carrying 100% of the cost of drilling these two wells, Apache is required to bear our costs to drill one additional well and acquire, process and interpret approximately 340 kilometers of seismic data.

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

The following table sets forth the details of our current exploration and development plan. We have already initiated discussions to seek the debt financing referred to above. Apache is required to pay our share of costs for planned activities under the Apache Exploration Program. The capital expenditure estimates included in the table are based on information currently available to us and are subject to revision as we believe warranted. The amount and timing of actual capital expenditures may vary significantly from the table below, depending on various factors, including the ability to complete financing.

                                                                                      Capital Expenditures
                                                            Anticipated       -------------------------------------
                                                            Commencement            Gross          Net FX Share
                                                        --------------------- ------------------ ------------------
                                                                                         (in thousands)
                           2000
   Fences Project(1)
   -----------------
   Kleka 11 Well                                              Drilled             $  2,500             $  2,500
   Mieszkow Well (exploratory)                               Commenced               2,500                2,500
   Donatowo 3-D seismic                                      Commenced               2,000                2,000
   Zaniemysl 3-D seismic                                     Commenced               2,000                2,000

   Apache Exploration Program
   --------------------------
   Tuchola 108-2 well (Pomeranian exploratory)(2)           October 2000          $  3,500          $        --
   Annapol well (Warsaw West exploratory)(3)            Fourth Quarter 2000          3,500                   --

                           2001

   Fences Project (subject to planned debt funding)
   ------------------------------------------------
   Donatowo well (exploratory)                                  2001              $  2,500             $  2,500
   Zaniemysl well (exploratory)                                 2001                 2,500                2,500
   Boguszyn well (exploratory)                                  2001                 2,500                2,245
   Kleka North well (exploratory)                               2001                 2,500                1,225
   Kleka 12 well (development)                                  2001                 2,500                1,225
   Lugi 3-D seismic                                             2001                 2,000                  980
   Lugi well (exploratory)                                      2001                 2,500                1,225
   Five development wells, as warranted                         2001                12,500                6,125
   Facilities and flowlines                                     2001                 6,000                2,940

   Apache Exploration Program
   --------------------------
   Unspecified well (exploratory)                               2001              $  3,500          $        --
   2-D seismic (340 kilometers)                                 2001                 3,500                   --
--------------------

(1) Under our agreement with POGC, we must spend the first $16.0 million of exploration expenditures in the Fences project area to earn a 49% working interest and a 46% net revenue interest, assuming the current base royalty rate of 6%. To date, we have spent or advanced approximately $5.6 million to POGC under this agreement.

(2) We have a 50% working interest and a 47% net revenue interest, assuming the current base royalty rate of 6%. If POGC exercises its option to participate in this exploratory well, our interest could be reduced to as low as a 33 and 1/3% working interest and a 31and 1/3% net revenue interest.
(3) We have a 50% working interest and a 47% net revenue interest, assuming the current base royalty rate of 6%.

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

The Fences

Our principal exploration and development activities are in the Fences project area with POGC. The Fences area consists of approximately 300,000 gross acres in a region of west central Poland encompassing significant portions of two gas-producing trends. The following description of POGC's prior activity in the Rotliegendes trend associated with the Poznan Depression and in the Reef trend associated with the Wolsztyn Block indicates the success POGC has had with exploration models that we are now using.

   The Reef Trend

In the Reef trend, POGC has discovered natural gas in six reef structures in a 35-kilometer stretch along the Wolsztyn Block immediately west of the Fences project area. POGC estimates these six fields contain recoverable reserves of approximately 800 Bcf. These fields consist of Koscian, 365 Bcf; Rensko, 247 Bcf; Bonikowo, 35 Bcf; Wielichowo, 85 Bcf; Ruchocice, 57 Bcf; and Racot, 5 Bcf. When drilling on 3-D seismic data in this Reef trend, every reef prospect POGC has drilled has contained hydrocarbons, and 24 of 27 wells (89%) have been completed for production. We believe this success rate is attributable to specific 3-D processing techniques that POGC has developed to identify areas of probable porosity within the reefs. The Reef trend runs approximately 45 kilometers inside the Fences project area before continuing to the southeast.

In the Reef trend, we have started field acquisition on a 100 square kilometer 3-D seismic grid in the Donatowo area in the westernmost portion of the Fences project area. This 3-D seismic grid will cover several Reef buildups identified by 2-D seismic data acquired by POGC. By year-end 2000, we plan to complete the Donatowo area 3-D seismic data acquisition and begin interpretation to select a site for the first test well, which we expect to drill in the first half of 2001. As funding permits, we will acquire additional 3-D seismic along the Wolsztyn Block in the Fences project area, seeking additional reef prospects.

   The Rotliegendes Trend

In the Rotliegendes trend associated with the Poznan Depression, POGC has discovered four fields that it estimates contain recoverable reserves totaling more than 500 Bcf. These consist of Kaleje, 49 Bcf; Kleka, 39 Bcf; Radlin, 400 Bcf; and Jarocin, 32 Bcf. Our recent Kleka East discovery brings the number of fields in this trend to five. The Rotliegendes trend continues for approximately 45 kilometers within the Fences project area. Extensive drilling by POGC shows that reservoir quality is relatively uniform throughout the Rotliegendes trend. All structural traps drilled by POGC to date contain gas accumulations, with the size of the accumulation apparently directly proportional to the size of the structure. During the last two years, POGC has acquired 3-D seismic over the entire trend within the Fences area, except for a gap of approximately 100 square kilometers over the Zaniemysl structures, where we are now acquiring 3-D seismic data. From the interpretation of this seismic data, we have identified additional structures in the trend that appear large enough to contain economically significant natural gas accumulations.

Our first structural target in the Fences project area was Kleka East, a 3-D defined Rotliegendes prospect approximately two kilometers southeast of POGC's three well Kleka field. Our Kleka 11 well tested at a calculated gross open flow rate of 34.3 MMcf of natural gas per day from a depth of approximately 3,000 meters. We are permitting a pipeline to deliver natural gas produced from the Kleka East field approximately five kilometers to existing processing facilities. We are also negotiating a natural gas sales contract with pricing expected to be based on the open market natural gas prices in Europe. We expect first production from the Kleka 11 by late 2000, with first revenue in early 2001.

In August 2000, we started drilling the Mieszkow well, approximately five kilometers northwest of Kleka, and began field acquisition for the approximately 100 square kilometer Zaniemysl prospect 3-D seismic study.

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

   2000-2001 Exploration and Development Plans

Under our April 2000 agreement with POGC, we expect to earn a 49% working interest in the Fences project area by spending $16.0 million on exploration activities. After we complete our commitment, POGC will bear a 51% share of costs. POGC is the operator of the Fences project area.

To date, we have spent or advanced $5.6 million toward satisfaction of this commitment. Our operating plan for the Fences project area consists of acquiring approximately 300 square kilometers of 3-D seismic data and drilling 13 wells, including the recently completed Kleka 11, at a total cost of approximately $44.5 million gross ($30.0 million net), which we plan to fund primarily with debt financing. In the Rotliegendes trend, we have already successfully completed the Kleka 11 well (August 2000) and started drilling the Mieszkow well (September 2000). We have also started (August 2000) field acquisition on 200 square kilometers of 3-D seismic, consisting of the Zaniemysl grid in the Rotliegendes trend and the Donatowo grid in the Reef trend. We plan to drill the Donatowo reef in the first half of 2001. We believe the results of our Kleka 11 well, the nature of our plan of development and the data provided by POGC on its nearby producing fields may support debt funding for our proposed development, and subject to such funding, we plan to carry out this program.

Apache Exploration Program

Since 1997, we have carried on significant exploration activities in Poland with Apache, a leading independent exploration and production company with extensive operations in the United States, Canada, Australia, Egypt, Poland and China. Our agreements with Apache establish an area of mutual interest covering our current and future holdings throughout the entire country of Poland, except for the 300,000 gross acre Fences project area and our 900,000 gross acre Baltic project area. The area of mutual interest covers oil and natural gas exploration, production, development and acquisition activities through December 2000, or completion of Apache's exploratory well commitment, whichever comes later. To date, Apache has paid our share of costs to drill an equivalent of seven exploratory wells and is committed to covering our share of costs to drill three additional wells in Poland. Of these seven wells, all drilled in the Lublin project area, one, the Wilga 2, was an exploration success; the other six were dry holes.

With Apache, we have completed a seismic acquisition program in the Pomeranian project area in northwestern Poland and have selected a location for the first well, the Tuchola 108-2, to begin drilling in October 2000, on a 15,000 acre feature with Permian and Devonian objectives. The first test well on the Annapol prospect in the Warsaw West project area in central Poland is also scheduled for later this year. In addition to carrying the cost of drilling these two wells, Apache is required to bear our costs to drill one more well and acquire, process and interpret approximately 340 kilometers of seismic data.

   Pomeranian Project Area

The 3.5 million acre Pomeranian project area is located in northwestern Poland and consists of exploration rights on 2.2 million gross acres held by us and Apache and options on 1.3 million gross acres controlled by POGC. We and Apache have an option to participate, with up to a one-third interest each, in the exploration of the POGC option acreage. In turn, POGC has the option to participate in the exploration of the acreage we and Apache hold, with up to a one-third interest, by participating in the first exploratory well on each 250,000 acre block. The Pomeranian project area lies along the under-explored northern edge of the Permian trend in northwestern Poland. Although POGC has made a few, mostly small oil and natural gas discoveries in this region, there still has been relatively little exploration and no significant oil and natural gas production to date. Geologic survey test wells drilled by the Polish government have oil and natural gas shows. POGC has made available to us and Apache the existing seismic data and well logs and cores from the Pomeranian project area for reprocessing and analysis. We believe portions of the Pomeranian project area may be geologically similar to the trends we are testing in the Fences project area.

Since 1997, we and Apache have reprocessed existing seismic data and reviewed logs and cores made available by POGC. This study resulted in a number of exploration leads on which we gathered approximately 300 kilometers of additional 2-D seismic data in early 2000. We have identified and evaluated several prospects and selected a location for the first test well, the Tuchola 108-2, to test an approximately 15,000 acre feature with Devonian and

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

Permian objectives. Drilling is expected to begin about October 2000. Apache will pay our share of the cost of this well to casing point.

   Warsaw West Project Area

The 2.9 million acre Warsaw West project area is located adjacent to the northwest section of our Lublin project area west of the Wilga project area in central Poland and consists of exploration rights on 2.9 million gross acres held by us and Apache. POGC has no option to participate in the Warsaw West project area. There has been no oil or natural gas production from the Warsaw West project area. We and Apache have recently completed gathering approximately 422 kilometers of 2-D seismic data and plan to drill one exploratory well on the Annapol prospect, beginning in the fourth quarter of 2000. Under terms of the Apache Exploration Program, Apache will pay our share of costs in the first exploratory well.

   Lublin Project Area/ Wilga Project Area

The Wilga project area is located in the northwest portion of the Lublin project area. The 5.6 million acre Lublin project area in central southeast Poland consists of exploration rights on approximately 5.0 million gross acres held by us and Apache and options to participate in 600,000 acres controlled by POGC. We and Apache have an option to participate, with up to a one-third interest each, in the exploration of the POGC option acreage. In turn, POGC has the option to participate in the exploration of the acreage that we and Apache hold, with up to a one-third interest, by participating in the first exploratory well on each 250,000 acre block. In the Wilga project area, POGC elected to participate with a 10% interest, and we and Apache each have a 45% interest.

The first four exploratory wells under the Apache Exploration Program, all drilled within the Lublin project area south and east of the Wilga project area during 1999, were nonproductive. In accordance with the terms of the Apache Exploration Program, Apache covered all of our share of costs for all four wells. The fifth well, the Wilga 2, was an exploratory success. Initial production tests indicated a combined gross flow rate of 16.9 MMcf of natural gas and 570 Bbls of condensate per day from the Carboniferous at a depth of approximately 2,800 meters. The Wilga 2 well was followed by the Wilga 3 and 4, which were determined to be dry holes. We and Apache are currently considering whether to conduct an extended flow test on the Wilga 2 to assess the potential financial return from further expenditures. Under the terms of our agreement with Apache and POGC, any party has the right to propose that certain activities be undertaken, elect to participate in activities proposed by others or elect not to participate. If a party elects not to participate in specific activities, the other parties nevertheless have the right to proceed.

   Carpathian Project Area

The 2.9 million acre Carpathian project area is located in southern Poland and comprises exploration rights on 1.4 million gross acres held by us and Apache and options on 1.5 million gross acres controlled by POGC. We and Apache have an option to participate, with up to a one-third interest each, in the exploration of the POGC option acreage. Further, POGC has the option to participate in the exploration of the acreage that we and Apache own, with up to a one-third interest, by participating in the first exploratory well on each 250,000 acre block.

Oil and natural gas were first discovered in the Carpathian area in 1854. A limited number of deep wells drilled in recent years by POGC evidence additional possible reservoir potential within the area. Over the past few years, there have been several new oil and natural gas discoveries in the Carpathian region. Potential producing horizons within the Carpathian are Jurassic, Miocene, Cretaceous and Devonian.

During 1999, we elected to participate with a 5% interest in drilling the Andrychow 6, an exploratory well operated by POGC on its option acreage in southern Poland. The well tested a Devonian formation and was determined to be a dry hole during December 1999.

During the second quarter of 1999, we and Apache commenced testing and recompletion operations on the Lachowice Farm-in, an undeveloped natural gas discovery on a POGC concession located within the Carpathian project area. Under terms of the agreement, we and Apache agreed to pay the costs of testing three shut-in wells and,

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

if warranted, additional wells and production infrastructure in order to earn a one-third interest each in the project. The test results from this project did not warrant constructing gathering and processing facilities. On May 4, 2000, we and Apache turned the project back to POGC and terminated the Lachowice Farm-in.

We and Apache have identified several new leads in the Carpathian project area based on reprocessed existing seismic data. Under terms of the Apache Exploration Program, Apache is required to pay our share of costs to shoot approximately 340 kilometers of 2-D seismic data.

Note: Information about the estimated recoverable natural gas reserves established by POGC in the Rotliegendes and Reef trends in western Poland is derived from: Karnkowski, Piotr, Oil and Gas Deposits in Poland, University of Mining and Metallurgy Geosynoptics Society, Krakow, 1999, and from Mamczur, Stanislaw and Edward Czekanski, "Oil and Gas Deposit Barnowko-Mostno-Buszewo and Exploration for Hydrocarbon Deposits in the Koscian-Wielichowo Area," edited by Wojciech Gorecki, POGC Oil and Gas News from Poland 10 (2000).

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